UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: December 14, 2001

THE MONTANA POWER COMPANY
(Exact name of registrant as specified in its charter)

Montana	**1-4566**	**81-0170530**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 East Broadway, Butte, Montana	**59701-9394**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(406) 497-3000**

Exhibit Index is found on page 3.

ITEM 5. Other Events

Touch America Receives Waiver For Credit Facility Compliance

On December 14, 2001, we issued a press release containing the information attached as Exhibit 99a to this Form 8-K, announcing that our wholly owned subsidiary, Touch America, Inc., had received a waiver, through February 15, 2002, of the requirements to comply with certain financial covenants under their 5-year Senior Secured Credit Facility (Credit Facility).

In our third quarter Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2001, we reported that Touch America was not in compliance with certain financial covenants under its Credit Facility, and that it had received a 30-day waiver of these requirements. Under the terms of the new waiver, the Credit Facility is reduced from $308,000,000 to $278,000,000. Currently, the balance outstanding under this facility is $254,000,000. Any additional borrowings under the Credit Facility will require the consent of the lenders.

Additional information with respect to the waiver is included in the press release that we issued on December 14, 2001, excerpts from which are attached as Exhibit 99a.

ITEM 7. Exhibits.

99a   Excerpts from Press Release dated December 14, 2001, "Touch America Receives Waiver for Credit Facility Compliance."

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000, at Part I, "Warnings About Forward-Looking Statements." Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


THE MONTANA POWER COMPANY
(Registrant)

By   /s/ J.P. Pederson
       J.P. Pederson
       Vice Chairman and Chief
         Financial Officer


Dated: December 18, 2001

Exhibit Index

EXCERPTS FROM PRESS RELEASE DATED DECEMBER 14, 2001

TOUCH AMERICA RECEIVES WAIVER FOR CREDIT FACILIT COMPLIANCE

BUTTE, MT (December 14, 2002) – Touch America, the fiber-optic network and broadband product and services subsidiary of The Montana Power Company (NYSE:MTP), announced today it has received a waiver through February 15, 2002, with respect to its five-year Senior Secured Credit Facility.

On November 14, the company announced it was not in compliance with certain of the credit facility's financial covenants based on third-quarter results and had received a 30-day waiver. Under the waiver announced today, the credit facility is reduced from $308 million to $278 million, of which $254 million currently is borrowed. The agreement waives the financial covenants for the third and fourth quarters of this year, and during the period from December 14 through February 15, 2002 additional borrowings can only be made with the consent of the lenders.

While operating conditions remain difficult, the company believes it will be able to fully fund its needs through the waiver period through operations, receipt of construction payments and other means. Touch America's short-term liquidity is more fully described in Montana Power's Quarterly Report on Form 10-Q filed November 14, 2001.

Montana Power announced on March 28, 2000, it would transition from an energy company to a stand-alone telecommunications broadband network owner and service provider under Touch America Holdings, Inc. The last energy business, the Utility, is to be sold to NorthWestern Corporation for $602 million in cash and $488 million in assumed debt. For the Utility sale to close, the Montana Public Service Commission needs to approve NorthWestern, as the owner of the Utility, is a fit, willing and able provider of utility services. The commission has set a schedule to render a decision on the approval application no later than January 31, 2002.